SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission file number: 001-35223
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BioLineRx Ltd.
(Translation of registrant’s name into English)
_______________________

2 HaMa’ayan Street
Modi’in 7177871, Israel
 (Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

BioLineRx Ltd. (the “Company”) today announced the results of the Company’s Annual General Meeting of Shareholders (the “Meeting”), which was held on June 29, 2025, at 3:00 p.m. (Israel time).

At the Meeting, the Company’s shareholders voted upon and approved, by the respective requisite majority in accordance with the Israel Companies Law, 5759-1999 and the Company’s articles of association (the “Articles of Association”), the proposals set forth in the Company’s proxy statement for the Meeting, which was attached as Exhibit 99.1 to the Company’s Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on May 23, 2025. Accordingly, the following proposals were adopted at the Meeting:

Proposal 1 – the re-election of Dr. BJ Bormann and Dr. Raphael Hofstein as Class II directors, each to serve until the Company’s annual general meeting of shareholders to be held in 2028, and until their respective successors have been duly elected and qualified.

Proposal 2 – the increase in the Company’s authorized share capital and to amend the Company’s Articles of Association accordingly.

Proposal 3 – the adoption of the renewed Compensation Policy for the Company’s Executive Officers and Directors.

Proposal 4 – the reappointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and until the Company’s next annual general meeting of shareholders, and to authorize the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the scope and nature of their services

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.
By:	/s/ Philip A. Serlin
Philip A. Serlin
Chief Executive Officer

Dated: June 30, 2025